EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 20, 2025

Eldorado Files Amended Lamaque Complex Technical Report

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces the filing of an amended Technical Report in respect of its Lamaque Complex (the “Amended Technical Report”), following a continuous disclosure review by the staff of the British Columbia Securities Commission. The Company previously filed a technical report titled "Technical Report - Lamaque Complex, Québec, Canada” prepared by the Company and filed on SEDAR+, on January 27, 2025, with an effective date of December 31, 2024 (the "January 2025 Report").

The January 2025 Report included a prefeasibility study in respect of the Lamaque Complex (the “Reserve Case”), as well as a preliminary economic assessment incorporating inferred mineral resources from the Triangle and  Ormaque deposits (the “PEA Case”). The Amended Technical Report supersedes and replaces the January 2025 Report and reflects the removal of the PEA Case. The Amended Technical Report does not alter the Reserve Case nor any of the mineral resource estimates, the mineral reserve estimates, the financial assumptions and economic analysis in the Reserve Case.

The following is a summary of the other minor changes made:  the qualified persons taking accountability for certain portions of the Amended Technical Report, as well as additional detail on the experience of the qualified persons were included; updates were made to the sections entitled “Reliance on Other Experts” and  “History” to comply with NI 43-101F1 requirements and dates, names and professional designations were aligned on the cover pages of the Amended Technical Report.

The Amended Technical Report is titled "Technical Report Lamaque Complex, Québec, Canada", effective December 31, 2024. The Amended Technical Report is available under the Company's issuer profile at www.sedarplus.ca.

Jessy Thelland, géo, (OGQ No. 758), Technical Services Director Lamaque at Eldorado Gold (Québec) Inc., a member in good standing of the Ordre des Géologues du Québec, is the qualified person under NI 43-101, has approved all scientific and technical information in this news release.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com